



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 4, 2005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2005

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 22, 2004

Dear Ms. Dropkin:

This is in response to your letters dated December 22, 2004 and January 31, 2005 concerning the shareholder proposal submitted to Citigroup by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 19, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

December 22, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 19, 2005. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(b) and (f) and Rule 14a-8(i)(7), promulgated under the Act.

Rule 14a-8(b) provides that "in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."

Rule 14a-8(f) provides that a company may exclude a proposal, "but only if it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as the time frame for your response. Your response must be postmarked, or transmitted electronically no later than 14 days from the date you received the company's notification."

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy "if the proposal deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 10, 2005. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosures

cc: Sean O'Ryan
United Association of Journeymen

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A submitted by the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2005 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 19, 2005.

The Proposal requests that the Company prepare and issue a report referred to as a "Job Loss and Dislocation Impact Statement" containing information on the elimination of jobs and/or the relocation of U.S.-based jobs to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. The Proposal specifies that the report describe (i) the decision-making process by which job elimination and relocation decisions are made by the board of directors, management, employees and consultants; (ii) the total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, as well as a description of alternative courses of actions considered; (iii) the estimated or anticipated cost savings from job elimination or job relocation actions undertaken over the past five years; (iv) the impact of such actions on workers, communities, suppliers and customers; and (v) the effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including impact on bonuses or long-term equity compensation.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(b), Rule 14a-8(f), and Rule 14a-8(i)(7). Rule 14a-8(b) provides that "in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Rule 14a-8(f) provides that a company may exclude a proposal, "but only if it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as the time frame for your response. Your response must be postmarked, or transmitted electronically no later than 14 days from the date you received the company's notification." Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) AND RULE 14a-8(f) BECAUSE THE PROPONENT FAILED TO PROVIDE VALID PROOF OF OWNERSHIP WITHIN 14 DAYS OF RECEIPT OF THE COMPANY'S NOTICE OF DEFICIENCY

The Company received the Proposal on November 12, 2004. By letter dated November 16, 2004, a copy of which is annexed hereto as Exhibit C, the Company informed the Proponent of the requirement to provide Citigroup, within 14 days of receipt of that letter, with a written statement from the record holder of its securities indicating that it had held Citigroup stock continuously for at least one year as of the date it had submitted the Proposal. The November 16, 2004 letter was delivered to the Proponent on November 17, 2004, proof of receipt of which is annexed hereto as Exhibit D. Under the rules and regulations promulgated by the Securities and Exchange Commission ("Commission"), the Proponent should have provided proof of ownership to the Company on or before December 1, 2004. To date, no proof of ownership demonstrating that the Proponent satisfies the minimum ownership requirements has been provided to the Company.

The Staff of the Division of Corporation Finance of the Commission ("Staff") has consistently declined to recommend enforcement action where companies excluded proposals because the proponent failed to provide documentary support evidencing that they had satisfied the minimum ownership requirements in a timely manner as required by Rule 14a-8(b) and Rule 14a-8(f). See Sysco Corporation (August 12, 2003); American Electric Power Company, Inc. (March 5, 2003).

THE PROPOSAL MAY BE OMITTED BECAUSE IT REQUESTS THE PREPARATION OF A SPECIAL REPORT FOCUSED ON MANAGEMENT OF THE GENERAL WORKFORCE, A MATTER WHICH FALLS SQUARELY WITHIN MANAGEMENT'S ORDINARY BUSINESS OPERATIONS

The Proposal, insofar as it relates to Citigroup management's decisions with respect to management of its workforce, including reductions in force and deployment of employees to various locations, clearly relates to the Company's ordinary business operations.

In explaining the amendments to rules on shareholder proposals in 1998, the Securities and Exchange Commission ("Commission") stated two underlying considerations for promulgating Rule 14a-8(i)(7). The first is to avoid direct shareholder oversight over tasks and decisions that are fundamental to management's ability to run a company on a day-to-day basis. Among the examples given by the Commission are management of the workforce, such as hiring and promotion, as well as termination of employees and retention of suppliers. These examples are particularly applicable to the Proposal at issue. The second consideration cited by the Commission is to avoid proposals that seek to micro-manage a company by probing too deeply into matters about which shareholders are generally not in a position to make an informed judgment. See Release No. 34-40018 (May 28, 1998).

Citigroup's subsidiaries and affiliates conduct business and maintain offices and operations in over 100 countries on six continents and have done so for decades. A list of such countries and the dates when business was commenced in those locations is annexed hereto as Exhibit B. In 2003, 36% of the Company's income came from operations outside the United States. Currently, approximately 48% of the Company's 284,000 employees are located outside the United States. As such, the Company's overseas operations are and have long been integral to its ordinary business operations.

As a multi-national corporation offering nine key product lines of business, serving over 200 million customer accounts worldwide, and with many multi-national corporate clients, the Company must evaluate and balance many inter-related factors concerning employee productivity, job skills, and efficiency, as well as customer needs, in managing its global workforce. These decisions may result in or impact reductions in force, relocation of jobs, hiring new employees, staffing changes, job assignments, and deployment of the Company's general workforce. Such complex determinations are integral to the day-to-day conduct of Citigroup's ordinary business operations and should not be subject to the oversight of stockholders as a group.

The Staff of the Division of Corporate Finance of the Securities and Exchange Commission ("Staff") has consistently declined to recommend enforcement action against companies that omitted proposals pertaining to employee relations and management of the company's workforce pursuant to Rule 14a-8(i)(7).

Recently, in International Business Machines Corporation (February 4, 2004), the Staff concurred in the omission by a multi-national corporation of a proposal, which sought to establish a policy that U.S. employees would not lose their jobs as a result of management decisions to relocate work to lower wage countries. There, the Staff ruled that the Proposal impacted employment decisions and employment relations between the company and its global workforce and could be properly omitted under Rule 14a-8(i)(7). See also Lockheed Martin Corporation (January 20, 2004) (proposal requesting management to cease distribution of annual employee evaluations omitted under Rule 14a-8(i)(7) as relating to management of the workforce).

Similarly, the report requested in the Proposal at issue pertains to management decisions on job terminations and job relocations of the Company's global workforce, which are ordinary business matters that fall squarely within the discretion of management and beyond the scope of stockholder oversight.

Although matters pertaining to offshoring and outsourcing of jobs have been the subjects of media attention recently, that should not render the issues raised in the Proposal as significant social policy issues. Specifically, if the Staff were to view the issues presented in the Proposal as significant social policy issues, the facts surrounding the Proposal, as they relate to the Company, belie such a finding. In particular, given the global nature of the Company described more fully above, the issues raised in the Proposal do not transcend the day-to-day business affairs of Citigroup.

The Proposal may be distinguished from the one at issue in AT&T Corp. (March 1, 2004), in which the Staff denied a petition to omit pursuant to Rule 14a-8(i)(7). There, the proposal requested a report summarizing a "special review of AT&T's executive compensation policies to determine whether they create an undue incentive to export jobs, restructure operations or make other decisions that may prove to be short-sighted, by linking compensation of senior executives to measures of performance that are based on corporate income or earnings."

Unlike the proposal submitted to AT&T, the primary focus of the Proposal is management decision-making regarding job elimination and job relocation, which are matters related to the management of the Company's workforce as opposed to executive compensation, which is the focus of the AT&T proposal. This is clear from a plain reading of the Proposal and four of the five sub-parts of the Proposal's supporting statement. The Company acknowledges that the fifth subpart and part of the supporting statement do seek information about whether the Company has treated job termination and relocation decisions by management as factors in determining executive compensation, however, it is not asking the Company to adopt a policy on executive compensation.

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits that the Proposal may be omitted pursuant to Rules 14a-8(b) and (b) and 14a-8(i)(7).

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of Citigroup Inc. ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of

thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

Exhibit B

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Algeria	February 3, 1992	Started in Algiers.
Angola	July 31, 1996	Started in Luanda.
Argentina	November 10, 1914	Office of The National City Bank of New York in Buenos Aires was first foreign branch of any nationally chartered U.S. bank.
Australia	December 15, 1965	Started in Sydney.
Austria	February 27, 1970	Citibank acquired a 50% interest in Internationale Investitions-und Finanzierungs-Bank AG (known as Interbank). The name was changed to Citibank on April 18, 1976.
Bahamas	October 20, 1959	Started in Nassau.
Bahrain	January 18, 1970	Started in Manama.
Bangladesh	April 1, 1987	
Belgium	December 4, 1919	
Bolivia	February 9, 1965	Started as First National City Bank.
Brazil	April 5, 1915	The National City Bank of New York opened an office in Rio de Janeiro.

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Brunei	May 11, 1972	
Bulgaria	November 11, 1998	
Cameroon	June 1, 1998	
Canada	March 1925	
Cayman Islands	1971	
Channel Islands	February 1969	Started as First National City Bank (Channel Islands) Limited, in St. Helier; November 1, 1976 in Jersey.
Chile	January 18, 1916	
China	May 15, 1902	Started as International Banking Corporation in Shanghai.
Colombia	1916	Started as International Banking Corporation in Medellin.
Congo, Democratic Republic of	1971	Started as First National City Bank (Zaire) S.A.R.L., in Kinshasa.
Costa Rica	1968	
Czech Republic	6/24/1991	Started as Citibank a.s. Prahak, Czechoslovakia, in Prague.

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Denmark	1919	
Dominican Republic	April 2, 1917	Started as International Banking Corporation.
Ecuador	1960	
Egypt	April 19, 1955	Started in Cairo.
El Salvador	1964	
Finland	1977	
France	September 15, 1919	Started in Lyons.
Gabon	February 1966	
Germany	1926	
Ghana	May 13, 2003	Started in Accra.
Greece	April 24, 1964	
Guam	December 17, 1969	

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Guatemala	September 1, 1974	Started in Guatemala City.
Haiti	September 15, 1922	The National City Bank of New York operated in Haiti between 1922 and 1935. First National City Bank re-opened in Haiti on November 29, 1971, and Citibank has been in Haiti continuously since then.
Honduras	October 1965	
Hong Kong	December 8, 1902	Started as International Banking Corporation.
Hungary	December 1985	Citibank Budapest Rt
India	1902	Started as International Banking Corporation in Calcutta.
Indonesia	January 1, 1918	Started in Batavia (now Jakarta).
Ireland	June 3, 1965	Started in Dublin.
Israel	February 5, 1996	
Italy	October 9, 1916	Started in Genova.
Ivory Coast (Cote d'Ivoire)	September 23, 1975	

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Jamaica	September 10, 1960	Started in Kingston.
Japan	October 8, 1902	Started as International Banking Corporation in Yokohama.
Jordan	June 1, 1974	Started in Jebal Amman.
Kazakhstan	March 24, 1994	Started in Almaty.
Kenya	August 5, 1974	Started in Nairobi.
Korea	September 8, 1967	Started in Seoul.
Lebanon	October 13, 1955	Started in Beirut.
Luxembourg	1970	Started as First National City Bank (Luxembourg), SA.
Macau	May 27, 1983	
Malaysia	January 1, 1904	Started in Straits Settlements (George Town, Penang).
Mexico	January 15, 1903 (Banamex, 1884)	Started as International Banking Corporation office in Mexico City.
Monaco	September 21, 1972	Started in Monte Carlo.

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Morocco	October 30, 1967	Started in Casablanca as First National City Bank (Maghreb).
Nepal	November 1, 1984	Started in Katmandu.
Netherlands	March 24, 1964	Started in Amsterdam.
New Zealand	June 1, 1982	Started in Auckland.
Nigeria	April 1, 1965	Started in Cotonou, Dahomey (then BIAO, which later was Benin, then part of Nigeria).
Norway	June 29, 1973	Started in Oslo.
Pakistan	July 22, 1961	Started in Karachi.
Panama	August 17, 1904	Started as International Banking Corporation.
Paraguay	September 22, 1958	Started in Asuncion.
Peru	April 5, 1920	Started in Lima.
Philippines	July 1, 1902	Started as International Banking Corporation in Manila.
Poland	December 2, 1991	Started in Warsaw as Citibank (Poland) SA.

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Portugal	September 12, 1985	Started in Lisbon.
Puerto Rico	June 10, 1918	Started in San Juan.
Romania	July 4, 1995	Started in Bucharest.
Russia	January 15, 1917	Started in Petrograd (later called Leningrad, then Saint Petersburg).
Senegal	May 14, 1976	Started in Dakar.
Singapore	July 1, 1902	Started as International Banking Corporation.
Slovakia	November 8, 1995	Citibank (Slovakia) a.s.
South Africa	December 15, 1958	Started in Johannesburg, as The First National City Bank of New York (South Africa), Limited.
Spain	October 1, 1919	Started in Barcelona.
Sri Lanka	December 5, 1979	Started in Colombo.
Sweden	1976	
Switzerland	May 1, 1963	Started in Geneva.

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Taiwan	August 3, 1964	Started in Taipei.
Tanzania	November 25, 1994	Started in Dar es Salaam.
Thailand	1967	Commercial Credit Corporation (Thailand) Ltd.
Trinidad & Tobago	July 1, 1919	Started in Port-of-Spain.
Tunisia	1975	
Turkey	January 1, 1976	Started in Istanbul.
Uganda	June 1999	
Ukraine	1998	Started in Kiev.
United Arab Emirates	January 25, 1964	Started in Dubai.
United Kingdom	April 15, 1902	Started as International Banking Corporation in London.
United States	September 14, 1812	Started as City Bank in New York City.
Uruguay	August 2, 1915	Started in Montevideo.

Citigroup Country Presence History

Country or Territory	Date Office Established	Other Information
Venezuela	November 1917	Started in Caracas.
Vietnam	March 21, 1972	Started in Saigon (now Ho Chi Minh City).
Zambia	June 1, 1979	



Shelley J. Dropkin
Assistant Secretary

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600



November 16, 2004

Mr. Sean O'Ryan
United Association of Journeymen and Apprentices
of the Plumbling and Pipe Fitting Industry
901 Massachusetts Avenue, N.W.
Washington, DC 20001

Dear Mr. O'Ryan:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2005.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

CC: Craig Rosenberg, ProxyVote Plus

cc: K. Cohen





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Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

January 31, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (the "Proponent")

Dear Sir or Madam:

The Proponent, through its consultant, ProxyVote Plus, has submitted a letter to the Securities and Exchange Commission dated January 19, 2005, a copy of which is attached hereto as Exhibit A ("Proponent's Letter"). This was in response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on December 23, 2004 to exclude the stockholder proposal (the "Proposal") submitted by the Proponent requesting that Citigroup prepare and issue a report referred to as a "Job Loss and Dislocation Impact Statement" containing information on the elimination of jobs and/or the relocation of U.S.-based jobs to foreign countries over the past five years, as well as any planned job cuts or relocation actions.

Citigroup has reviewed the Proponent's Letter and believes that, notwithstanding any statements to the contrary contained in such letter, the arguments stated in the Petition under Rule 14a-8(i)(7) fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2005 Proxy materials"). The Proponent's Letter also argues that the Company has not met its burden of persuasion under Rules 14a-8(i)(3) and (6); however, the Company did not make such arguments in its petition.

The Proponent's Letter argues that the Proposal may not be omitted both because it pertains to executive compensation and it raises a significant social policy issue. Citigroup respectfully submits that these arguments do not apply with respect to this Proposal

A. The Proposal Does Not Raise a Significant Social Policy Issue

The arguments put forth in the Proponent's Letter run counter to a plain reading of the Proposal. The main thrust of the Proposal can be found in the first four points enumerated there, which seek a detailed report on an ordinary business matter; specifically, how Citigroup manages its global workforce. It is well settled that proposals that relate to ordinary business operations, in general, and to management of a company's global workforce, in particular, may be excluded under Rule 14a-8(i)(7). See e.g., International Business Machines Corporation. (Feb. 4, 2004), cited and discussed in the Petition.

PROXYVOTE PLUS

January 19, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Citigroup Inc.'s Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund (the "Fund") hereby submits this letter in reply to Citigroup Inc.'s ("Citigroup" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)

The Company first argues that the Proposal may be omitted because the Fund failed to provide proof of ownership to the Company on or before December 1, 2004. In fact, the Fund did provide proof of ownership sent by fax from the record holder to the Company's Corporate Secretary on Nov. 30, 2004. That letter was faxed to the same fax number as that to which the Proposal was submitted. A copy of that letter and the fax confirmation are attached. Thus, the Fund provided timely proof of ownership and the Proposal should not be excluded on these grounds.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it relates to a company's "ordinary business" operations. In the Final Rule: Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) the Securities and Exchange Commission announced that it was reversing its position in order to allow

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942 employment-related shareholder proposals raising social policy issues to be included in companies' proxy materials. The Commission noted that "[o]ver the years, the Division [of Corporation Finance] has reversed its position on the excludability of a number of types of proposals," including plant closings and executive compensation matters. It stated:

> Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues. (footnote omitted)

The Fund submitted the shareholder proposal requesting that the Company prepare a Job Loss and Dislocation Impact Statement ("Impact Statement") in order to gain for itself and other shareholders a better understanding of the process by which the Company determines it should eliminate positions in the U.S. while outsourcing those positions to other countries. The Proposal specifically seeks to ascertain who is involved in that process, how that process is justified; e.g., projected cost savings; what, if any, study of the impact of such decisions is made; and, importantly, how senior executive compensation is impacted by such decisions.

The Company does not deny, nor, we contend, could one reasonably suggest that the issue of outsourcing jobs does not raise a significant social policy issue. The issue of outsourcing has prompted a great public debate, commanding tremendous media and public attention, as well as that of economists, academics, and politicians. It was a major topic in the most recent federal elections.

In Release No. 34-40018 the Commission noted that the policy underlying the ordinary business exclusion rested on two central considerations: first, that some tasks were so fundamental to management's ability to run a company on a day-to-day basis that they could not be subjected to shareholder oversight, such as hiring, promoting, or terminating employees and, second, that shareholders should not be allowed to seek to "micromanage" the company. In regard to the first consideration, the Commission specifically stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues" would not be excludable. In regard to the second consideration, that shareholders not seek to "micromanage" the Company, the Commission had this to say:

> More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. . . Some commenters thought that the examples cited seemed to imply that all proposals seeking detail . . . necessarily amount to 'ordinary business.'[] We did not intend such an

> implication. . . [P]roposals may seek a reasonable level of detail without running afoul of these considerations.[] (footnotes omitted)

Rather than argue that the outsourcing of jobs and its effect on executive compensation does not raise a significant social policy issue, the Company claims that the proposal seeks overly detailed information, some of which purportedly invokes general business matters. We respectfully submit such is not the case. Shareholders have every right to review the type of information requested in the Impact Report.

The Fund submitted the Proposal to the Company because it has been identified as a leading outsourcing company. The study cited in the Supporting Statement of the Proposal, entitled "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," published by the Institute for Policy Studies and United for a Fair Economy, August 31. 2004, identifies the Company as one of the fifty leading services-outsourcing companies in the U.S. for 2003. The report discusses the widespread concerns over outsourcing U.S. jobs. It notes that even as hundreds of thousands of U.S. jobs have been outsourced, with millions more projected over the next decade, senior executives receive enormous pay packages. It also notes that the disparity between the pay of rank-and-file workers and CEOs continues to expand.

The Fund submitted the proposal to this company because it has been identified as a leading outsourcer of U.S. Jobs. The Impact Report requests that the Company provide shareholders reasonable insight into this process. Typically, the decision to outsource jobs is justified by discussing the savings that result; the Report requests information on whether, in fact, projected savings actually resulted. Compensation Committee Reports often extol the outstanding performance of management in overseeing the company and the benefits that accrue to shareholders as a result. The Report requests a description of what compensation incentives senior management is provided to eliminate and relocate jobs, including specifically the impact such decisions have on annual bonuses or long-term equity compensation.

Unlike many of the cases cited by the Company in its request for no-action relief, our Proposal does not seek to micromanage the Company either by prohibiting – or for that matter encouraging – such job cuts and outsourcing of jobs. It does not tell the Company it should not close a particular call center and move it to another country, nor that certain employees cannot be – or should be – terminated. The essence of the Proposal is our Fund's desire to learn more about the manner in which the Company makes these significant decisions about cutting costs by eliminating and outsourcing jobs while rewarding other employees – senior management – for successfully doing so. Unlike *The Walt Disney Company* (Dec. 15, 2004), the thrust and focus of our proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs. As in *General Electric Company* (Feb. 3, 2004), which urged the board to establish an independent committee to report on damage to General Electric's brand name and reputation in the U.S. as a result of outsourcing and offshoring of work to other countries, the Impact Report the Fund requests is appropriate and one to which shareholders are entitled.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (6) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Sincerely,

Craig Rosenberg

cc: Shelley J. Dropkin, Esq.
Mr. Sean O'Ryan, United Association

***
*** TX REPORT ***
***

TRANSMISSION OK

TX/RX NO	4654
CONNECTION TEL	912127935300
CONNECTION ID	
ST. TIME	11/30 16:30
USAGE T	00'27
PGS. SENT	1
RESULT	OK

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-8841

November 23, 2004

VIA FACSIMILE: 212-793-5300

Mr. Michael S. Helfer
Corporate Secretary
Citigroup Inc
399 Park Avenue
New York, NY 10043

Re: Shareholder Proposal

Dear Mr. Helfer:

National City Bank is the record holder for 422,782 shares of Citigroup Inc. ("Company") common stock held for the benefit of the United Association S&P 500 Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at (216)-222-9587.

Sincerely,

Mr. Gary Cantrell

Moreover, proposals that request reports on ordinary business matters that might arguably implicate a social policy issue have been omitted under Rule 14a-8(i)(7). See e.g., Newmont Mining Corporation (February 4, 2004) (Staff declined to recommend enforcement action against a company that omitted a proposal requesting the board to publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities.); See also The Chubb Corporation (January 25, 2004), (stockholder proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses, omitted pursuant to Rule 14a-8(i)(7)).

The Proposal requests that the Company prepare and issue a report referred to as a "Job Loss and Dislocation Impact Statement" containing information on the elimination of jobs and/or the relocation of U.S.-based jobs to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. The Proposal specifies that the report describe (i) the decision-making process by which job elimination and relocation decisions are made by the board of directors, management, employees and consultants; (ii) the total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, as well as a description of alternative courses of actions considered; (iii) the estimated or anticipated cost savings from job elimination or job relocation actions undertaken over the past five years; (iv) the impact of such actions on workers, communities, suppliers and customers; and (v) the effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including impact on bonuses or long-term equity compensation.

Contrary to the assertions in the Proponent's Letter, the Company does not concede that this Proposal raises a significant social policy issue nor does the Proponent cite any rulings of the Staff or any specific support for such assertion. The Proposal is based on a number of assumptions about Citigroup, which simply do not apply to it. As more fully discussed in the Petition, Citigroup is a global company operating in over 100 countries. It does not, as the Proposal does, view its employment decisions exclusively from a U.S. perspective.

The Petition articulates in detail the global scope of Citigroup's many businesses and constituencies that have been based both inside and outside the United States for many years. Among the details discussed in the Petition are the facts that approximately 48% of the Company's 284,000 employees are based outside the United States, most of whom provide services to the millions of Citigroup's overseas customers. The Proponent's Letter is silent on those points. These are critical points because they demonstrate that the information requested in the Proposal, as it pertains to Citigroup, relates to ordinary business matters that do not transcend Citigroup's day-to-day-business operations and not to an articulated social policy concern that is applicable to Citigroup.

The implication that outsourcing is a social policy issue or that it is an issue applicable to Citigroup is belied by the fact that Citigroup has, since 1999, increased its U.S. workforce by more than 20% and makes its decisions about employment in the U.S. and overseas from its perspective as a global company not as a company operating solely in the U.S.

B. The Main Thrust of the Proposal Is Not Executive Compensation

The Proponent's Letter further argues that the Proposal cannot be omitted because it relates to executive compensation. As stated above, the main thrust of the Proposal can be found in the first four points of the Proposal, none of which address executive compensation. The fifth point addresses executive compensation in that it seeks information about whether the Company has treated job termination and relocation decisions by management as factors in determining executive compensation. However, it is not asking the Company to adopt a policy on executive compensation. Simply seeking information as to whether decisions concerning job termination and relocation, which are the substance of the Proposal, are considered in the Company's decisions about executive compensation, does not move the Proposal into the realm of "executive compensation" proposals as articulated by the Staff.

Recently, in General Electric Company (January 10, 2005), the Staff declined to recommend enforcement action against a company that omitted a proposal under Rule 14a-8(i)(7), requesting that the company's compensation committee include social and environmental criteria among the goals executives must meet in setting executive compensation. The Staff stated, "In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." Similarly, although the Proposal mentions executive compensation, the main thrust of the proposal focuses on management's decision-making with respect to deployment of its global workforce.

For the foregoing reasons, as well as those set forth at greater length in Citigroup's petition, the Proposal should be excluded from Citigroup's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: United Association of Journeymen and Apprentices
901 Massachusetts Avenue, NW
Washington, D.C. 20001

ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093

Attachment

EXHIBIT A

PROXYVOTE PLUS

January 19, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Citigroup Inc.'s Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund (the "Fund") hereby submits this letter in reply to Citigroup Inc.'s ("Citigroup" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)

The Company first argues that the Proposal may be omitted because the Fund failed to provide proof of ownership to the Company on or before December 1, 2004. In fact, the Fund did provide proof of ownership sent by fax from the record holder to the Company's Corporate Secretary on Nov. 30, 2004. That letter was faxed to the same fax number as that to which the Proposal was submitted. A copy of that letter and the fax confirmation are attached. Thus, the Fund provided timely proof of ownership and the Proposal should not be excluded on these grounds.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it relates to a company's "ordinary business" operations. In the Final Rule: Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) the Securities and Exchange Commission announced that it was reversing its position in order to allow

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942 employment-related shareholder proposals raising social policy issues to be included in companies' proxy materials. The Commission noted that "[o]ver the years, the Division [of Corporation Finance] has reversed its position on the excludability of a number of types of proposals," including plant closings and executive compensation matters. It stated:

> Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues. (footnote omitted)

The Fund submitted the shareholder proposal requesting that the Company prepare a Job Loss and Dislocation Impact Statement ("Impact Statement") in order to gain for itself and other shareholders a better understanding of the process by which the Company determines it should eliminate positions in the U.S. while outsourcing those positions to other countries. The Proposal specifically seeks to ascertain who is involved in that process, how that process is justified; e.g., projected cost savings; what, if any, study of the impact of such decisions is made; and, importantly, how senior executive compensation is impacted by such decisions.

The Company does not deny, nor, we contend, could one reasonably suggest that the issue of outsourcing jobs does not raise a significant social policy issue. The issue of outsourcing has prompted a great public debate, commanding tremendous media and public attention, as well as that of economists, academics, and politicians. It was a major topic in the most recent federal elections.

In Release No. 34-40018 the Commission noted that the policy underlying the ordinary business exclusion rested on two central considerations: first, that some tasks were so fundamental to management's ability to run a company on a day-to-day basis that they could not be subjected to shareholder oversight, such as hiring, promoting, or terminating employees and, second, that shareholders should not be allowed to seek to "micromanage" the company. In regard to the first consideration, the Commission specifically stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues" would not be excludable. In regard to the second consideration, that shareholders not seek to "micromanage" the Company, the Commission had this to say:

> More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. . . Some commenters thought that the examples cited seemed to imply that all proposals seeking detail . . . necessarily amount to 'ordinary business.'[] We did not intend such an

> implication. . . [P]roposals may seek a reasonable level of detail without running afoul of these considerations.[] (footnotes omitted)

Rather than argue that the outsourcing of jobs and its effect on executive compensation does not raise a significant social policy issue, the Company claims that the proposal seeks overly detailed information, some of which purportedly invokes general business matters. We respectfully submit such is not the case. Shareholders have every right to review the type of information requested in the Impact Report.

The Fund submitted the Proposal to the Company because it has been identified as a leading outsourcing company. The study cited in the Supporting Statement of the Proposal, entitled "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," published by the Institute for Policy Studies and United for a Fair Economy, August 31. 2004, identifies the Company as one of the fifty leading services-outsourcing companies in the U.S. for 2003. The report discusses the widespread concerns over outsourcing U.S. jobs. It notes that even as hundreds of thousands of U.S. jobs have been outsourced, with millions more projected over the next decade, senior executives receive enormous pay packages. It also notes that the disparity between the pay of rank-and-file workers and CEOs continues to expand.

The Fund submitted the proposal to this company because it has been identified as a leading outsourcer of U.S. Jobs. The Impact Report requests that the Company provide shareholders reasonable insight into this process. Typically, the decision to outsource jobs is justified by discussing the savings that result; the Report requests information on whether, in fact, projected savings actually resulted. Compensation Committee Reports often extol the outstanding performance of management in overseeing the company and the benefits that accrue to shareholders as a result. The Report requests a description of what compensation incentives senior management is provided to eliminate and relocate jobs, including specifically the impact such decisions have on annual bonuses or long-term equity compensation.

Unlike many of the cases cited by the Company in its request for no-action relief, our Proposal does not seek to micromanage the Company either by prohibiting – or for that matter encouraging – such job cuts and outsourcing of jobs. It does not tell the Company it should not close a particular call center and move it to another country, nor that certain employees cannot be – or should be – terminated. The essence of the Proposal is our Fund's desire to learn more about the manner in which the Company makes these significant decisions about cutting costs by eliminating and outsourcing jobs while rewarding other employees – senior management – for successfully doing so. Unlike *The Walt Disney Company* (Dec. 15, 2004), the thrust and focus of our proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs. As in *General Electric Company* (Feb. 3, 2004), which urged the board to establish an independent committee to report on damage to General Electric's brand name and reputation in the U.S. as a result of outsourcing and offshoring of work to other countries, the Impact Report the Fund requests is appropriate and one to which shareholders are entitled.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (6) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Sincerely,

Craig Rosenberg

cc: Shelley J. Dropkin, Esq.
Mr. Sean O'Ryan, United Association

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 22, 2004

The proposal requests that Citigroup issue a statement that provides information relating to the elimination of jobs within Citigroup and/or the relocation of U.S.-based jobs by Citigroup to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citigroup relies.

Sincerely,

Rebekah J. Toton
Attorney-Advisor